EXHIBIT 99.1

CONTACT

Sin Ling MA, Chief Financial Officer
011-852-2810-7205 or maxine@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES, INC. COMPLETED SPIN-OFF
AND LISTING OF COAL-MINING AND RELATED BUSINESSES

HONG KONG, JANUARY 23, 2014 — CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR)(the “Company”), a natural resources company based in the People’s Republic of China, announced today that it has completed its previously announced spin-off (the “Spin-Off”) and listing by way of introduction on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) of its wholly-owned subsidiary, Feishang Anthracite Resources Limited (“Feishang Anthracite”), which operated the Company’s coal mining and related businesses prior to the Spin-Off. After the Spin-Off, the Company intends to continue operating its non-ferrous metals mining and related businesses.

Based on the unaudited interim financial information of the Company and the audited interim financial information of Feishang Anthracite as of and for the six months ended June 30, 2013:  (i) the total assets and total liabilities of the Company as of June 30, 2013 were CNY2,894.97 million (US$471.69 million) and CNY2,572.49 million (US$419.14 million), respectively, with the total assets and total liabilities (excluding inter-companies balances with the Company) of Feishang Anthracite as of the same date representing approximately 93.2% and 88.1% of the total assets and total liabilities of the Company; and (ii) the revenue of the Company in the six months ended June 30, 2013 was CNY70.56 million (US$11.50 million), with the revenue of Feishang Anthracite in the same period representing approximately 77.6% of the revenue of the Company.

Based on the audited financial information of the Company and Feishang Anthracite as of and for the year ended December 31, 2012: (i)  the total assets and total liabilities of the Company as of December 31, 2012 were CNY2,854.26 million (US$458.10 million) and CNY2,307.39 million (US$370.33 million), respectively, with the total assets and total liabilities (excluding inter-companies balances with the Company) of Feishang Anthracite as of the same date representing approximately 96.8% and 68.8% of the total assets and total liabilities of the Company; and (ii) the revenue of the Company in 2012 was CNY156.67 million (US$25.15 million), with the revenue of Feishang Anthracite in the same period representing approximately 90.6% of the revenue of the Company.

The translation of relevant amounts in this press release from CNY into US$ is included solely for the convenience of the reader and has been calculated at the rate of exchange quoted by Bloomberg Finance L.P. on June 30, 2013 of US$1.00 = CNY6.1375 and December 31, 2012 of US$1.00 = CNY6.2306, respectively. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on June 30, 2013, December 31, 2012 or at any other date.

Forward-Looking Statements:

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

THIS PRESS RELEASE IS NOT AN OFFER TO SELL NOR IS IT A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.